[redacted]

U
SECURITIES AI
Was

09058841

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
105

| SEC FILE NO. |
| --- |
| 8-66089 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (mm/dd/yy) AND ENDING 12/31/08 (mm/dd/yy)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AURUS ADVISORS, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

520 S. EL CAMINO REAL, SUITE 655
(No and Street)

| SAN MATEO | CALIFORNIA | 94402 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD J. AUGUSTUS (650) 401-5700
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

| 675 Ygnacio Valley Road, Suite B-213, | Walnut Creek, | California | 94596 |
| --- | --- | --- | --- |
| (Address) | (City) | (Sate) | (Zip Code) |

**CHECK ONE:**

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB
3/6

## OATH OR AFFIRMATION

I, **RICHARD J. AUGUSTUS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AURUS ADVISORS, INC.** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

**NONE**

Richard J. Augustus
Signature

President
Title

(see attached)
Notary Public

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| (X) | (a) | Facing page. |
| (X) | (b) | Statement of Financial Condition. |
| (X) | (c) | Statement of Income (Loss). |
| (X) | (d) | Statement of Cash Flows. |
| (X) | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| (X) | (g) | Computation of Net Capital. |
| (X) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| (X) | (i) | Information Relating to the Possession or control Requirements Under Rule 15c3-3. |
| (X) | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3. |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| (X) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| (X) | (o) | Independent Auditor's Report on Internal Accounting Control. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

[signature]
Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 27th (Date) day of February (Month), 2009 (Year), by

(1) Richard J. Augustus (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

~~(2) ______ (Name of Signer),~~

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

HAN MING CHEN
Commission # 1816757
Notary Public - California
San Mateo County
My Comm. Expires Oct 25, 2012

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

**OPTIONAL**

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

# Aurus Advisors, Inc.

## Table of Contents

*ERNST WINTTER & ASSOCIATES* *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

Independent Auditor's Report

Board of Directors
Aurus Advisors, Inc.
San Mateo, California

We have audited the accompanying statement of financial condition of Aurus Advisors, Inc. (the Company) as of December 31, 2008, and the related statements of income(loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurus Advisors, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter & Associates

February 23, 2009

# Aurus Advisors, Inc.

## Statement of Financial Condition

## December 31, 2008

### Assets

| | | |
|---|---|---|
| Cash | | $ 36,758 |
| Accounts receivable | | 200,002 |
| Prepaid expenses and other assets | | 2,531 |
| Total assets | | $ 239,291 |

### Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| Accrued expenses | | $ 4,000 |
| Due to stockholders | | 12,720 |
| Total liabilities | | 16,720 |
| Stockholders' equity | | |
| Common stock (no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding) | $ 1,000 | |
| Paid-in capital | 49,000 | |
| Retained earnings | 172,571 | |
| Total stockholders' equity | | 222,571 |
| Total liabilities and stockholders' equity | | $ 239,291 |

See independent auditor's report and accompanying notes.

# Aurus Advisors, Inc.

## Statement of Income

## For the Year Ended December 31, 2008

| | |
|---|---|
| Revenues: | |
| Investment banking and advisory fees | $ 1,131,401 |
| Expenses: | |
| Compensation | 1,473,043 |
| Professional fees | 26,045 |
| Occupancy expense | 14,680 |
| Other operating expenses | 111,617 |
| Total expenses | 1,625,385 |
| Loss before taxes | (493,984) |
| Tax provision | 800 |
| Net loss | $ (494,784) |

# Aurus Advisors, Inc.

## Statement of Changes in Stockholders' Equity

## For the Year Ended December 31, 2008

| | Common Stock | Paid in Capital | Retained Earnings | Stockholders' Equity |
|---|---|---|---|---|
| December 31, 2007 | $ 1,000 | $ 49,000 | $ 667,355 | $ 717,355 |
| Net loss | 0 | 0 | (494,784) | (494,784) |
| December 31, 2008 | $ 1,000 | $ 49,000 | $ 172,571 | $ 222,571 |

See independent auditor's report and accompanying notes.

# Aurus Advisors, Inc.

## Statement of Cash Flows

## For the Year Ended December 31, 2008

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (494,784) |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| (Increase) decrease in: | |
| Accounts receivable | 475,901 |
| Prepaid expenses and other assets | (2,531) |
| Increase (decrease) in: | |
| Due to stockholders | 3,488 |
| Net cash provided (used) by operating activities | (17,926) |
| CASH FLOWS FROM INVESTING ACTIVITIES | 0 |
| CASH FLOWS FROM FINANCING ACTIVITIES | 0 |
| Net increase (decrease) in cash and cash equivalents | $ (17,926) |
| Cash and cash equivalents, beginning of year | 54,684 |
| Cash and cash equivalents, end of year | $ 36,758 |
| SUPPLEMENTAL DISCLOSURES | |
| Taxes paid | $ 800 |

See independent auditor's report and accompanying notes.

# Aurus Advisors, Inc.

# Notes to the Financial Statements

# December 31, 2008

(1) Organization

Aurus Advisors, Inc. (the Company) was formed as a California corporation on November 1, 2001. The Company provides advisory services to sophisticated institutional investors and hedge funds.

On February 9, 2004, the Company registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and was granted a broker-dealer certificate by the California Department of Corporations.

(2) Summary of Significant Accounting Policies

Revenues
Revenues are earned from providing advisory services to institutional investors and hedge funds. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not yet been collected. Management reviews accounts receivable and set up an allowance for doubtful accounts when collection of the receivable becomes unlikely.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2008. The provision for income taxes shown in the accompanying statement of income consists of current taxes of $800.

The Company has elected to defer the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, *Loss Contingencies*, approach for evaluating uncertain tax positions. They continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(2) Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $20,038, which exceeded the requirement by $15,038.

(4) Risk Concentrations

Due to the nature of the Company's advisory services business in 2008, 100% of the Company's revenue during the period was generated from one customer. Accordingly, 100% of the receivable of $200,002 at December 31, 2008 is from that same customer.

(5) Related Party Transaction

At December 31, 2008, the stockholders were owed $3,000 for rent and $9,720 for reimbursable expenses.

(6) Lease Obligations

The Company leases office space in San Mateo, California. The lease began on September 1, 2008 and ends on August 31, 2010. The future annual minimum lease payments are as follows:

| Year | Amount |
|---|---|
| 2009 | $9,016 |
| 2010 | $6,033 |

(7) Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2008, the Company made $90,000 of discretionary contributions for the year.

*SUPPLEMENTAL INFORMATION*

## Aurus Advisors, Inc.

## Schedule I
## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

## As of December 31, 2008

| | |
|---|---|
| Net Capital | |
| Total stockholders' equity qualified for net capital | $ 222,571 |
| Less: Non-allowable assets | |
| Accounts receivable | 200,002 |
| Prepaid expenses and other assets | 2,531 |
| Net capital | $ 20,038 |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $16,720 or $5,000, whichever is greater | 5,000 |
| Excess net capital | $ 15,038 |

## Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

| | |
|---|---|
| Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2008 | $ 20,038 |
| Decrease in stockholders' equity | (1,912) |
| Decrease in non-allowable assets | 1,912 |
| Net capital per above computation | $ 20,038 |

# Aurus Advisors, Inc.

## Schedule II
## Computation for Determination of Reserve Requirements
## Pursuant to Rule 15c3-3 of the
## Securities and Exchange Commission

## For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

## Information for Possession or Control
## Requirements Under Rule 15c3-3

## For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

*ERNST WINTTER & ASSOCIATES* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Aurus Advisors, Inc.
San Mateo, California

In planning and performing our audit of the financial statements and supplemental schedules of Aurus Advisors, Inc. (the Company) for the period ended December 31, 2008, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated February 23, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.A. Witt + Associates

February 23, 2009

# Aurus Advisors, Inc.

# Annual Audit Report

# December 31, 2008



*ERNST WINTTER & ASSOCIATES*
*Certified Public Accountants*